# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atara Biotherapeutics, Inc., CIK 0001604464
CUSIP: 046513206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 05/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-052422
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Josh Garcia, Redmile Group, LLC, 900 Larkspur Landing Circle, Suite 270, Larkspur, California (CA), 94939, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 950,994; sole dispositive power 0; shared dispositive power 950,994; aggregate amount beneficially owned 950,994 (9.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments II, L.P. ("RBI II") and Redmile Strategic Long Only Trading Sub, Ltd. ("Redmile Long Only").
  
  (2) The information in Item 5(a) relating to the shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") and the calculation of the percent of such class of securities are incorporated by reference herein.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 950,994; sole dispositive power 0; shared dispositive power 950,994; aggregate amount beneficially owned 950,994 (9.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds, including RBI II and Redmile Long Only.
  
  (2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy Green and the calculation of the percent of such class of securities are incorporated by reference herein.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 651,924; sole dispositive power 0; shared dispositive power 651,924; aggregate amount beneficially owned 651,924 (6.9% of the class)
  Comment: (1) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by RBI II and the calculation of the percent of such class of securities are incorporated by reference herein.
- Redmile Strategic Long Only Trading Sub, Ltd. (CIK 0002048243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 576,148; sole dispositive power 0; shared dispositive power 576,148; aggregate amount beneficially owned 576,148 (6.1% of the class)
  Comment: (1) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Redmile Long Only and the calculation of the percent of such class of securities are incorporated by reference herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Atara Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1280 Rancho Conejo Blvd, Thousand Oaks, California (CA), 91320

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the SEC on May 23, 2025, which was previously amended and supplemented by that Amendment No. 1 to Schedule 13D filed with the SEC on November 14, 2025 (collectively, the "Prior Schedule 13D").

This Amendment reports an increase in the beneficial ownership of Redmile Group, LLC ("Redmile"), Jeremy C. Green, Redmile Biopharma Investments II, L.P. ("RBI II"), and Redmile Strategic Long Only Trading Sub, Ltd. ("Redmile Long Only", and, collectively with Redmile, Mr. Green and RBI II, the "Reporting Persons") due solely to the increase in the aggregate number of the Issuer's outstanding Common Stock, which increased the number of shares of Common Stock issuable to the Reporting Persons upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants") under the Beneficial Ownership Limitation described in Item 5(a) below. The Reporting Persons have not engaged in any transactions in the Issuer's securities since the Prior Schedule 13D.

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment, the Prior Schedule 13D is unchanged.
Residence or business address:
Item 2(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green:
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RBI II:
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Redmile Long Only:
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of (i) 441,701 shares of Common Stock held by the Redmile Funds, including the 142,631 shares of Common Stock directly held by RBI II and the 66,855 shares of Common Stock directly held by Redmile Long Only, and (ii) 509,293 shares of Common Stock issuable upon the exercise of the Warrants held by the Redmile Funds.

The shares of Common Stock issuable upon the exercise of the Warrants represent the maximum number of shares of Common Stock that could be issued under the 9.99% beneficial ownership limitation (the "Beneficial Ownership Limitation"). Subject in each case to the Beneficial Ownership Limitation, the Redmile Funds directly hold 3,412,843 Warrants, including the 2,054,155 Warrants directly held by RBI II and the 827,581 Warrants directly held by Redmile Long Only. All of the reported securities are directly owned by certain investment vehicles for which Redmile is the investment manager (the "Redmile Funds"), including RBI II and Redmile Long Only. Redmile may be deemed to beneficially own these securities in its capacity as the investment manager with discretion to vote and dispose of the securities held by the Redmile Funds. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

Percentage for each Reporting Person is based on the sum of: (i) 9,010,172 shares of Common Stock outstanding as of May 8, 2026, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2026 filed with the Securities and Exchange Commission (the "SEC") on May 12, 2026, plus (ii) 509,293 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 950,994
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 950,994

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 950,994
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 950,994

RBI II:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 651,924
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 651,924

Redmile Long Only:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 576,148
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 576,148

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (05/14/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (05/14/2026)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments II (GP), LLC, general partner of Redmile Biopharma Investments II, L.P. (05/14/2026)
- Redmile Strategic Long Only Trading Sub, Ltd.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, investment manager of Redmile Strategic Long Only Trading Sub, Ltd. (05/14/2026)